FILED PURSUANT TO
RULE 424(B)(3)
REGISTRATION NO. 333-129651

WELLS TIMBERLAND REIT, INC.

SUPPLEMENT NO. 9 DATED AUGUST 29, 2008

TO THE PROSPECTUS DATED DECEMBER 14, 2007

This document supplements, and should be read in conjunction with, our prospectus dated December 14, 2007 as supplemented by Supplement No. 1 dated February 11, 2008, Supplement No. 2 dated February 29, 2008, Supplement No. 3 dated April 16, 2008, Supplement No. 4 dated April 23, 2008, Supplement No. 5 dated June 3, 2008, Supplement No. 6 dated July 11, 2008, Supplement No. 7 dated July 31, 2008 and Supplement No. 8 dated August 22, 2008 relating to our offering of up to 85,000,000 shares of common stock. Defined terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our initial public offering;

•	the designation, issuance and sale of Series B preferred stock; and

•	the limited waiver of the restrictions on ownership of our shares pursuant to our charter.

Status of Our Initial Public Offering

As of August 26 2008, we had received aggregate gross offering proceeds, net of discounts, of approximately $105.0 million from the sale of approximately 10.5 million shares in our initial public offering. As of August 26, 2008, approximately 64.5 million shares remained available for sale to the public under our initial public offering, exclusive of shares available under our distribution reinvestment plan.

Designation, Issuance and Sale of Series B Preferred Stock

The “Description of Shares – Preferred Stock” section of the prospectus is hereby supplemented to disclose that we have classified 15,000 unissued shares of our preferred stock as “Series B Preferred Stock,” which we refer to as the Series B preferred stock, 10,700 of which have been issued to Wells REF.

At a meeting held on August 28, 2008, our board of directors unanimously approved the designation, issuance and sale of up to 15,000 shares of Series B preferred stock to Wells REF for the purchase price of $1,000 per share. On August 29, 2008, we issued 10,700 shares of Series B preferred stock to Wells REF for a total purchase price of $10.7 million. The proceeds from the sale of the Series B preferred stock were used to fund a portion of a principal payment under the Subordinated Credit Agreement dated as of October 9, 2007, as amended, by and among Wachovia Bank, N.A. and our affiliates. Dividends will accrue on the Series B preferred stock daily at a rate of 8.5% per year, subject to adjustments in the event of a stock dividend, split, combination or other similar recapitalization with respect to the Series B preferred stock. If declared by us and authorized by our board of directors, accruing dividends on the Series B preferred stock are payable on September 30, 2010 and on September 30 of each year thereafter. The Series B preferred stock is not convertible into shares of our common stock. If we are liquidated or dissolved, the holders of the Series B preferred stock are entitled to receive the issue price of $1,000 per share plus any accrued and unpaid dividends, whether or not declared, before any payment may be made to the holders of our common stock or any other class or series of our capital stock ranking junior on liquidation to the Series B preferred stock. The Series B Preferred Stock ranks on parity with our Series A Preferred Stock with respect to dividends and payments upon a dissolution of our company. Our charter does not require us to obtain the consent of the holders of the preferred stock for any corporate action, and the holders of the preferred stock do not have any voting rights or powers except with respect to (1) the creation of any class of capital stock senior to the Series B preferred stock, (2) an increase in the number of authorized shares of Series B preferred stock and (3) any amendment of the rights, preferences or privileges relating to the Series B preferred stock.

The shares of Series B preferred stock were sold to Wells REF without registration under the Securities Act of 1933, as amended, in reliance on the exemption from such registration requirements provided by such act for transactions not involving any public offering. As a result, the shares of Series B preferred stock are subject to restrictions on resale.

Risk Factors – Risks Related to Our Corporate Structure

The risk factor entitled “Our designation and issuance of preferred stock may limit proceeds payable to the holders of common stock in the event we are liquidated or dissolved prior to the redemption of the preferred stock” located in the “Risk Factors – Risks Related to Our Corporate Structure” section of the prospectus is hereby revised to read as follows:

Our designation and issuance of preferred stock may limit proceeds payable to the holders of common stock in the event we are liquidated or dissolved prior to the redemption of the preferred stock.

We have issued, without shareholder approval, 32,128 shares of Series A preferred stock and 10,700 shares of Series B preferred stock. If we are liquidated or dissolved, the holders of the Series A and Series B preferred stock are each entitled to receive the issue price of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, before any payment may be made to the holders of our common stock. As a result, the amount of funds holders of our common stock would otherwise receive upon a liquidation or dissolution would be reduced in the event the Series A or Series B preferred shares had not been redeemed prior to such an event.

Waiver of Ownership Provisions of Charter

Our charter provides that unless exempted by our board of directors, no person may own more than 9.8% in value of the aggregate of our outstanding shares, which we refer to as the aggregate ownership limit. Our charter also provides that our board of directors may, subject to certain conditions, exempt any person from the aggregate ownership limit, which we refer to as an excepted holder. Our board of directors also may establish a limitation on the excepted holder’s share ownership.

Pursuant to Wells REF’s purchase of 32,128 shares of our Series A preferred stock and 10,700 shares of our Series B preferred stock, Wells REF currently owns more than 9.8% in value of our aggregate outstanding capital stock. Our board has named Wells REF as an excepted holder and has limited Wells REF’s share ownership to 45% in value of the aggregate of the outstanding shares of our capital stock. At such level, we may not satisfy the REIT qualification requirement that five or fewer individuals not directly or indirectly own more than 50% (by value) of our stock.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Timberland REIT, Inc. consists of this sticker, the prospectus dated December 14, 2007, Supplement No. 1 dated February 11, 2008, Supplement No. 2 dated February 29, 2008, Supplement No. 3 dated April 16, 2008, Supplement No. 4 dated April 23, 2008, Supplement No. 5 dated June 3, 2008, Supplement No. 6 dated July 11, 2008, Supplement No. 7 dated July 31, 2008, Supplement No. 8 dated August 22, 2008 and Supplement No. 9 dated August 29, 2008.

Supplement No. 1 includes:

•	the status of our initial public offering;

•	the extension of our initial public offering;

•	the formation of an operations committee of our board of directors;

•	an update regarding our rescission offer to Michigan residents;

•	changes to the suitability standards for investors in the state of North Carolina; and

•	an amended subscription agreement.

Supplement No. 2 includes:

•	the status of our initial public offering; and

•	an amendment to the terms of the financing for our purchase of the South Central Timberland.

Supplement No. 3 includes:

•	the status of our initial public offering;

•	an update to the table of contents to our prospectus;

•	a clarification regarding current limitations on our ability to elect REIT status;

•	a clarification regarding the special escrow procedures for investors in the state of Pennsylvania; and

•	changes to the suitability standards for investors in the state of Pennsylvania.

Supplement No. 4 includes:

•	the status of our initial public offering;

•	a change to the “Experts” section of our prospectus;

•	updated “Prior Performance Summary” disclosure in our prospectus;

•	updated prior performance tables;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” as of December 31, 2007; and

•

our consolidated financial statements as of December 31, 2007 and 2006, together with our results of operations, stockholders’ equity and cash flows for the years ended December 31, 2007 and 2006 and for the period from November 10, 2005 (Date of Inception) through December 31, 2006.

Supplement No. 5 includes:

•	the status of our initial public offering;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that in our Quarterly Report on Form 10-Q for the period ended March 31, 2008, filed on May 14, 2008; and

•	our unaudited financial statements as of and for the three months ended March 31, 2008.

Supplement No. 6 includes:

•	the status of our initial public offering; and

•

our entry into a master purchase agreement with respect to the offering of up to 53,763,441 shares of common stock to a German closed end fund pursuant to Regulation S under the Securities Act, which we refer to herein as the “German offering.” The German offering is an unregistered offering being made solely to a non-“U.S. person,” and is separate and in addition to our ongoing, concurrent public offering.

Supplement No. 7 includes:

•	the status of our initial public offering;

•	increased suitability standards for investors in the States of Alaska, California, Indiana, North Carolina and Oregon;

•	additional liquidity disclosures regarding programs sponsored by our sponsor; and

•	a clarification regarding our share redemption plan.

Supplement No. 8 includes:

•	the status of our initial public offering;

•	the amended and restated Advisory Agreement;

•	the amendment of our charter;

•	additional disclosures regarding “Federal Income Tax Considerations”;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three months and six months ended June 30, 2008, filed on August 13, 2008; and

•	our unaudited financial statements as of and for the three months and six months ended June 30, 2008 as filed in our Quarterly Report on Form 10-Q, filed on August 13, 2008.

Supplement No. 9 includes:

•	the status of our initial public offering;

•	the designation, issuance and sale of Series B preferred stock; and

•	the limited waiver of the restrictions on ownership of our shares pursuant to our charter.